SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.   )*

Alere Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01449J105

(CUSIP Number)

Mintz, Levin, Ferris, Cohn, Glovsky and Popeo, P.C.

Attn: Richard R. Kelly, Esq.

One Financial Center

Boston, MA 02111

(617) 542-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2014

(Dates of Event Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 01449J105		13D

1	Name of Reporting Person Ron Zwanziger I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,928,893

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,928,893

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,928,893

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.68%

14	Type of Reporting Person IN

CUSIP No. 01449J105		13D

1	Name of Reporting Person Janet M. Zwanziger I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,928,893

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,928,893

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,928,893

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.68%

14	Type of Reporting Person IN

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family 2004 Irrevocable Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 224,276

	8	Shared Voting Power 0

	9	Sole Dispositive Power 224,276

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,276

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.27%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family 2012 Irrevocable Family Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 472,193

	8	Shared Voting Power 0

	9	Sole Dispositive Power 472,193

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 472,193

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.57%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family 2009 Irrevocable Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 122,186

	8	Shared Voting Power 0

	9	Sole Dispositive Power 122,186

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,186

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.15%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family Ventures LLC I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,466,696

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,466,696

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,696

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.77%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person The Ron Zwanziger Family Trust-1990 I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 191,830

	8	Shared Voting Power 0

	9	Sole Dispositive Power 191,830

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 191,830

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.23%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Ron Zwanziger 2004 Revocable Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 580,201

	8	Shared Voting Power 0

	9	Sole Dispositive Power 580,201

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 580,201

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.70%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person David Scott, Ph.D. I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 560,989

	8	Shared Voting Power 0

	9	Sole Dispositive Power 560,989

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 560,989

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.67%

14	Type of Reporting Person IN

CUSIP No. 01449J105		13D

1	Name of Reporting Person Jerome F. McAleer, Ph.D. I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 455,483

	8	Shared Voting Power 0

	9	Sole Dispositive Power 455,483

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 455,483

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.55%

14	Type of Reporting Person IN

Item 1.                                                         Security and Issuer.

This Statement relates to the common stock, $0.001 par value (the “Common Stock”) of Alere Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 51 Sawyer Road, Suite 200, Waltham, MA 02453.

Item 2.                                                         Identity and Background.

(a)                                 The names of the reporting persons are Ron Zwanziger, Janet M. Zwanziger, Zwanziger Family 2004 Irrevocable Trust (the “2004 Trust”), Zwanziger Family 2012 Irrevocable Family Trust (the “2012 Trust”), Zwanziger Family 2009 Irrevocable Trust (the “2009 Trust”), Zwanziger Family Ventures LLC (“Family Ventures”), The Ron Zwanziger Family Trust-1990 (the “1990 Trust”), Ron Zwanziger 2004 Revocable Trust (the “Ron 2004 Trust”), David Scott, Ph.D. and Jerome F. McAleer, Ph.D. The reporting persons are collectively referred to herein as the “Reporting Persons”.  The 2004 Trust, 2012 Trust, 2009 Trust, 1990 Trust and the Ron 2004 Trust are collectively referred to as the “Trusts”.

(b)                                 Ron Zwanziger is the husband of Janet M. Zwanziger. Their address is 148 Dartmouth Street, West Newton, MA 02465.

Mr. and Mrs. Zwanziger are the trustees of the Ron 2004 Trust. Orit Goldstein, Mr. Zwanziger’s sister, is the trustee of the 1990 Trust, 2004 Trust and 2009 Trust, and along with Mrs. Zwanziger is a trustee of the 2012 Trust. The Trusts were formed for estate planning purposes and Mr. and Mrs. Zwanziger and/or their children are the beneficiaries of the Trusts. The address of the Trusts is c/o Janet M. Zwanziger, 148 Dartmouth Street, West Newton, MA 02465.

Family Ventures is a Delaware limited liability corporation with a business address of c/o Ron Zwanziger, Manager, 148 Dartmouth Street, West Newton, MA 02465. Family Ventures is engaged in the business of buying, selling and holding securities and other assets for investment and for the estate planning purposes of Ron Zwanziger and Janet M. Zwanziger. Mr. and Mrs. Zwanziger are the managers of Family Ventures.

Dr. Scott’s address is 68 Newland Mill, Whitney OX28 3SZ, United Kingdom.

Dr. McAleer’s address is Whitehall, Minister Lovell, Oxon OX29 0RU, United Kingdom.

(c)                                  Mr. Zwanziger is the former Chairman, President and Chief Executive Officer of the Issuer. His business address is 148 Dartmouth Street, West Newton, MA 02465. Mrs. Zwanziger is a manager of Family Ventures. Her business address is 148 Dartmouth Street, West Newton, MA 02465. Dr. Scott is the former Chief Scientific Officer of the Issuer.  His business address is 68 Newland Mill, Whitney OX28 3SZ, United Kingdom. Dr. McAleer is a former director and the former Senior Vice President, Research and Development of the Issuer. His business address is Whitehall, Minister Lovell, Oxon OX29 0RU, United Kingdom. Each of Mr. Zwanziger and Drs. Scott and McAleer (collectively, the “Former Officers”) resigned as officers and directors, as applicable, of the Issuer on June 30, 2014.

(d)                                 During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)                                  During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Mr. and Mrs. Zwanziger are citizens of the United States of America. Family Ventures is a Delaware limited liability company. Drs. Scott and McAleer are citizens of the United Kingdom.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

On November 21, 2001, pursuant to an Agreement and Plan of Split-Off and Merger dated as of May 23, 2001 (the “Split-Off and Merger Agreement”), Johnson & Johnson acquired Inverness Medical Technology, Inc. (“IMT”) in a merger transaction and, simultaneously, the Issuer (formerly known as Inverness Medical Innovations, Inc.), formerly a majority-owned subsidiary of IMT, was split off from IMT as a separate, publicly-traded company (the “Split-Off and Merger”). At the effective time of the Split-Off and Merger, the outstanding shares of IMT common stock were converted into rights to receive shares of Johnson & Johnson’s common stock and shares of the Issuer’s common stock, and the outstanding options and warrants to purchase shares of IMT common stock were converted into options and warrants to purchase shares of Johnson & Johnson common stock and options and warrants to purchase shares of the Issuer’s common stock. As a result of the conversions described above in connection with the Split-Off and Merger the Former Officers each received shares of the Issuer’s common stock and options to purchase shares of the Issuer’s common stock which they subsequently exercised. In addition, each of Mrs. Zwanziger and Family Ventures received shares of the Issuer’s common stock in connection with the Split-Off and Merger.

Mr. Zwanziger acquired additional shares of the Issuer’s common stock, directly and indirectly, through various private placement agreements with the Issuer and in the open market.

Family Ventures acquired shares of the Issuer’s common stock through private placement agreements including through the exercise of warrants. Family Ventures also purchased shares of the Issuer’s common stock through a registered public offering.

The shares of the Issuer’s common stock held by the Trusts were donated for estate planning purposes to the Trusts by Mr. Zwanziger.

Dr. McAleer acquired additional shares of the Issuer’s common stock through open market purchases.

The Former Officers received stock options to purchase shares of the Issuer’s common stock through their employment with the Issuer and at various times exercised such options pursuant to their terms.

During the past year, Mr. Zwanziger acquired 7,576 shares of the Issuer’s common stock at a purchase price of $21.78 per share through the exercise of stock options. Mr. Zwanziger currently holds exercisable options to purchase 822,500 shares of the Issuer’s common stock (the “Zwanziger Options”). The Zwanziger Options may be exercised at the following per share prices: (i) 300,000 shares are exercisable at $39.72; (ii) 400,000 shares are exercisable at $61.49; and (iii) 122,500 shares are exercisable at $50. The Zwanziger Options expire on September 30, 2014.

During the past year, Dr. Scott acquired 5,252 shares of the Issuer’s common stock at a purchase price of $21.78 per share through the exercise of stock options. Dr. Scott currently holds exercisable options to purchase 358,750 shares of the Issuer’s common stock (the “Scott Options”). The Scott Options may be exercised at the following per share prices: (i) 150,000 shares are exercisable at $39.72; (ii) 165,000 shares are exercisable at $61.49; and (iii) 43,750 shares are exercisable at $50. The Scott Options expire on September 30, 2014.

During the past year, Dr. Scott acquired 4,656 shares of the Issuer’s common stock at a purchase price of $21.78 per share through the exercise of stock options. Dr. McAleer currently holds exercisable options to purchase 302,500 shares of the Issuer’s common stock (the “McAleer Options”). The McAleer Options may be exercised at the following per share prices: (i) 125,000 shares are exercisable at $39.72; (ii) 145,000 shares are exercisable at $61.49; and (iii) 37,500 shares are exercisable at $50. The McAleer Options expire on September 30, 2014.

The funds to consummate the transaction described in Item 4 below (the “Proposed Transaction”) would be sourced from personal funds of the Former Officers and also from private equity, strategic or other equity financing sources and from debt financing sources or purchasers of debt securities of the Issuer. Based on contacts to date with equity and debt financing sources, the Former Officers believe that, subject to customary due diligence and other customary transactional conditions, funding sufficient to consummate the Proposed Transaction will be available in the aggregate, including approximately $4,000,000,000 for the purchase of shares of the Issuer’s common stock not owned by the Reporting Persons and the settling of outstanding options to purchase shares of the Issuer’s common stock, approximately $600,000,000 for the repurchase of the Issuer’s outstanding preferred stock, and approximately $4,000,000,000 for the refinancing of the Issuer’s currently outstanding indebtedness, and for the payment of transaction costs and expenses customary for a transaction of such kind and amount. Prior to the completion of customary due diligence, no specific commitments from financings sources to provide such equity or debt financing have been requested or received by the Former Officers.

Item 4.                                                         Purpose of Transaction.

Over the past two months, Ron Zwanziger has contacted multiple parties to ascertain their interest in supporting an acquisition of the Issuer. He has discussed the responses received from these parties with David Scott and Jerome F. McAleer, and they have concluded that indeed such a transaction can be financed, subject to customary due diligence. The responses from financing sources have led the Former Officers to conclude that such a transaction is financeable at a price of $46 per share or perhaps higher, depending on the results of due diligence.

The Former Officers have agreed to form a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to pursue such a transaction.  They anticipate that, if such a transaction were to be consummated, they or an entity or entities affiliated with them might ultimately obtain an ownership interest in all or a part or parts of the Issuer’s assets and businesses. However, there is no agreement, arrangement or understanding regarding any such an ultimate outcome.  There is no formal agreement among the Reporting Persons regarding their acting as a “group”, other than their agreement to jointly file this Schedule and any amendments to it as further detailed on Exhibit 1 of this Schedule. They have no specific agreement, arrangement or understanding regarding their acquiring, holding, voting or disposing of any shares of common stock in the Issuer.

Mr. Zwanziger intends to promptly propose a consensual all-cash transaction at the buyout price of $46 per share to the Issuer and request a month-long due diligence period in which the Issuer would fully cooperate. The Former Officers believe that the Issuer’s common stock is undervalued in the market and that the Proposed Transaction will create and deliver a substantial increase in shareholder value.

If the Proposed Transaction were to be consummated, it would result in a change in control of the Issuer and the de-listing from the New York Stock Exchange and de-registration under the Exchange Act of the Issuer’s common stock, and also, they anticipate, a change in all of the members of the Board of Directors and some, if not all, members of senior executive management of the Issuer.

The Former Officers reserve their rights to discuss their Proposed Transaction with the Chairman of the Board of the Issuer, other members of the Board of Directors of the Issuer and the Issuer’s shareholders.

The Reporting Persons may acquire additional shares of the Issuer’s common stock and may dispose of shares of the Issuer’s common stock which they hold but they have no current intentions to do either or both, other than through the Proposed Transaction, if it were to be consummated or through the exercise of stock options, if they elect to do so.

Item 5.                                                         Interest in Securities of the Issuer.

The information in this Item 5(a) and in Item 13 of each cover page to this Schedule with respect to Mr. and Mrs. Zwanziger is based on an aggregate of 83,908,980 shares of the Issuer’s common stock consisting of (i) 83,086,480 shares of common stock of the Issuer issued and outstanding as of August 4, 2014 as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 6, 2014 and (ii) 822,500 shares of the Issuer’s common stock underlying immediately exercisable options to purchase shares of the Issuer’s common stock held by Mr. Zwanziger.

The information in this Item 5(a) and in Item 13 of each cover page to this Schedule with respect to the Trusts and Family Ventures is based on an aggregate of 83,086,480 shares of common stock of the Issuer issued and outstanding as of August 4, 2014 as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 6, 2014.

The information in this Item 5(a) and in Item 13 of each cover page to this Schedule with respect to Dr. Scott is based on an aggregate of 83,445,230 shares of the Issuer’s common stock consisting of (i) 83,086,480 shares of common stock of the Issuer issued and outstanding as of August 4, 2014 as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 6, 2014 and (ii) 358,750 shares of the Issuer’s common stock underlying immediately exercisable options to purchase shares of the Issuer’s common stock held by Dr. Scott.

The information in this Item 5(a) and in Item 13 of each cover page to this Schedule with respect to Dr. McAleer is based on an aggregate of 83,388,980 shares of the Issuer’s common stock consisting of (i) 83,086,480 shares of common stock of the Issuer issued and outstanding as of August 4, 2014 as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 6, 2014 and (ii) 302,500 shares of the Issuer’s common stock underlying immediately exercisable options to purchase shares of the Issuer’s common stock held by Dr. McAleer.

(a)                             Mr. Zwanziger may be deemed to beneficially own 3,928,893 shares of the common stock of the Issuer, representing 4.68% of the issued and outstanding shares of the common stock of the Issuer and consisting of (i) 46,411 shares held by Mr. Zwanziger; (ii) 2,600 shares held by Mrs. Zwanziger; (iii) 822,500 shares underlying currently exercisable stock options issued to Mr. Zwanziger; (iv) 1,466,696 shares held by Family Ventures; (v) 191,830 shares held by the 1990 Trust; (vi) 224,276 shares held by the 2004 Trust; (vii) 580,201 shares held by the Ron 2004 Trust; (viii) 122,186 shares held by the 2009 Trust; and (ix) 472,193 shares held by the 2012 Trust.

Mrs. Zwanziger may be deemed to beneficially own 3,928,893 shares of the common stock of the Issuer, representing 4.68% of the issued and outstanding shares of the common stock of the Issuer and consisting of (i) 46,411 shares held by Mr. Zwanziger; (ii) 2,600 shares held by Mrs. Zwanziger; (iii) 822,500 shares underlying currently exercisable stock options issued to Mr. Zwanziger; (iv) 1,466,696 shares held by Family Ventures; (v) 191,830 shares held by the 1990 Trust; (vi) 224,276 shares held by the 2004 Trust; (vii) 580,201 shares held by the Ron 2004 Trust; (viii) 122,186 shares held by the 2009 Trust; and (ix) 472,193 shares held by the 2012 Trust.

Family Ventures beneficially owns 1,466,696 shares of the common stock of the Issuer representing 1.77% of the issued and outstanding common stock of the Issuer.

The 1990 Trust beneficially owns 191,830 shares of the common stock of the Issuer representing 0.23% of the issued and outstanding common stock of the Issuer.

The 2004 Trust beneficially owns 224,276 shares of the common stock of the Issuer representing 0.27% of the issued and outstanding common stock of the Issuer.

The Ron 2004 Trust beneficially owns 580,201 shares of the common stock of the Issuer representing 0.70% of the issued and outstanding common stock of the Issuer.

The 2009 Trust beneficially owns 122,186 shares of the common stock of the Issuer representing 0.15% of the issued and outstanding common stock of the Issuer.

The 2012 Trust beneficially owns 472,193 shares of the common stock of the Issuer representing 0.57% of the issued and outstanding common stock of the Issuer.

Dr. Scott may be deemed to beneficially own 560,989 shares of the common stock of the Issuer, representing 0.67% of the issued and outstanding shares of the common stock of the Issuer and consisting of (i) 202,239 shares held by Dr. Scott; and (iii) 358,750 shares underlying currently exercisable stock options issued to Dr. Scott.

Dr. McAleer may be deemed to beneficially own 455,483 shares of the common stock of the Issuer, representing 0.55% of the issued and outstanding shares of the common stock of the Issuer and consisting of (i) 152,983 shares held by Dr. McAleer; and (iii) 302,500 shares underlying currently exercisable stock options issued to Dr. McAleer.

(b)                                 Mr. and Mrs. Zwanziger share the power to vote or dispose of the: (i) 46,411 shares held by Mr. Zwanziger; (ii) 2,600 shares held by Mrs. Zwanziger; (iii) 822,500 shares underlying currently exercisable stock options issued to Mr. Zwanziger; (iv) 1,466,696 shares held by Family Ventures; (v) 191,830 shares held by the 1990 Trust; (vi) 224,276 shares held by the 2004 Trust; (vii) 580,201 shares held by the Ron 2004 Trust; (viii) 122,186 shares held by the 2009 Trust; and (ix) 472,193 shares held by the 2012 Trust.

Mr. Zwanziger’s sister, Orit Goldstein, is the trustee of the 1990 Trust, the 2004 Trust and the 2009 Trust and shares the power to vote or dispose of the: (i) 191,830 shares held by the 1990 Trust; (ii) the 224,276 shares held by the 2004 Trust; and (iii) the 122,186 shares held by the 2009 Trust. Ms. Goldstein, shares the power to vote or dispose of the 472,193 shares held by the 2012 Trust.

Dr. Scott solely holds the power to vote or dispose of the 202,239 shares held by him and the 358,750 shares underlying currently exercisable stock options issued to him.

Dr. McAleer solely holds the power to vote or dispose of the 152,983 shares held by him and the 302,500 shares underlying currently exercisable stock options issued to him.

(c)

During the past sixty (60) days Family Ventures sold in the open market 340,000 shares of the Issuer’s common stock between August 6, 2014 and August 26, 2014 at prices ranging from not less than $34.55 per share and not more than $36.43 per share.

During the past sixty (60) days Mr. Zwanziger sold in the open market 60,000 shares of the Issuer’s common stock between August 6, 2014 and August 15, 2014 at prices ranging from not less than $34.55 per share and not more than $36.43 per share.

During the past sixty (60) days Dr. Scott sold in the open market 275,000 shares of the Issuer’s common stock between August 7, 2014 and August 12, 2014 at prices ranging from $34.36 per share to $35.02 per share.

During the past sixty (60) days Dr. McAleer sold in the open market 147,436 shares of the Issuer’s common stock between August 7, 2014 and August 26, 2014 at prices ranging from $35.00 per share to $35.25 per share.

(d)                                 Orit Goldstein, Mr. Zwanziger’s sister, as trustee of the 1990 Trust, 2004 Trust and 2009 Trust, and as a trustee of the 2012 Trust has the power to direct the receipt of dividends from or proceeds from the sale of the securities held by the Trusts.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 4 above, the Reporting Persons have agreed to form a group to pursue the proposed transaction but they have not entered into a formal agreement regarding the acquiring, holding, voting or disposing of the

Issuer’s securities. However, as the proposed transaction proceeds, they may enter into an agreement regarding any and all such matters.

Each of the Former Officers hold currently exercisable options to purchase shares of the Issuer’s common stock, as descried in Items 3 and 5 above pursuant to Issuer’s employee equity plans.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit No. Description

Exhibit No.	Description

1	Joint Filing Agreement of the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2014	By:	/s/ Ron Zwanziger
Ron Zwanziger

Dated: September 15, 2014	By:	/s/ Janet M. Zwanziger
Janet M. Zwanziger

Dated: September 15, 2014	Zwanziger Family 2004 Irrevocable Trust

	By:	/s/ Orit Goldstein, Trustee

Dated: September 15, 2014	Zwanziger Family 2012 Irrevocable Family Trust

	By:	/s/ Orit Goldstein, Trustee

Dated: September 15, 2014	Zwanziger Family 2009 Irrevocable Trust

	By:	/s/ Orit Goldstein, Trustee

Dated: September 15, 2014	Zwanziger Family Ventures LLC

	By:	/s/ Ron Zwanziger
	Its:	Manager

Dated: September 15, 2014	The Ron Zwanziger Family Trust-1990

	By:	/s/ Orit Goldstein, Trustee

Dated: September 15, 2014	Ron Zwanziger 2004 Revocable Trust

	By:	/s/ Ron Zwanziger, Trustee

Dated: September 15, 2014	By:	/s/ David Scott, Ph.D.
David Scott, Ph.D.

Dated: September 15, 2014	By:	/s/ Jerome F. McAleer, Ph.D.
Jerome F. McAleer, Ph.D.